 Form 6-K

________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 1-32575

________________________________

Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

________________________________

30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]            No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Director/PDMR shareholding

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIMES

March 11, 2021

Royal Dutch Shell plc (the “Company”) announces that on February 12, 2021, Bram Schot, a Person Discharging Managerial Responsibilities (“PDMR”) has carried out the following transactions:

  purchased 2,500 certificates Royal Dutch Shell A Turbo Long 8,2 BNP Paribas Markets (ISIN: NL0009558519). These certificates are cash settlement instruments the value of which is linked to the share price of the Company’s A ordinary shares with a nominal value of €0.07 each (“RDSA Shares”).  In this case, the ratio of the turbo is 1:1 and accordingly 2,500 certificates represent 2,500 RDS A shares. As at March 10, 2021, the leverage is 1.69 but fluctuates depending on the share price. If the share price increases, the leverage will decrease. The finance level is 7.57 and the stop loss level is 8.2. The finance level is adjusted on the 15th of every month. Finance costs are 1.44% on an annual basis;
  purchased 50 Leonteq Express Euro Denominated Certificates on ING, Royal Dutch Shell, Unilever (ISIN: CH0470808913), with a nominal value of €1,000 each. These certificates are cash settlement instruments of which payment of a conditional coupon depends for 1/3 on the development of the price of the RDSA A Shares on Euronext Amsterdam and, as such, is a financial instrument linked to the RDSA A Shares.
1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Bram
Last Name(s)	Schot
2. Reason for the notification
Position/status	Non-executive Director
Initial notification/amendments	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	Certificates Royal Dutch Shell A Turbo Long 8,2 BNP Paribas Markets; a financial instrument linked to RDSA A Shares
Identification Code	NL0009558519
Nature of the transaction	Purchase of Certificates Royal Dutch Shell A Turbo Long 8,2 BNP Paribas Markets (ISIN: NL0009558519).
Currency	EUR
Price	€7.69
Volume	2,500
Total	€19,225
Aggregated information Volume Price Total	2,500 €7.69 €19,225
Date of transaction	February 12, 2021
Place of transaction	Euronext Amsterdam

4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	Leonteq Express Euro Denominated Certificates on ING, Royal Dutch Shell, Unilever with a nominal value of €1,000 each; a financial instrument linked to RDSA A Shares
Identification Code	CH0470808913
Nature of the transaction	Purchase of Leonteq Express Euro Denominated Certificates on ING, Royal Dutch Shell, Unilever (ISIN: CH0470808913), with a nominal value of €1,000 each.
Currency	EUR
Price	€715
Volume	50 (with a nominal value of €1,000 each)
Total	€35,750
Aggregated information Volume Price Total	50 (with a nominal value of €1,000 each) €715 €35,750
Date of transaction	February 12, 2021
Place of transaction	Outside of trading venue

Notes to editor:

With a turbo long, there is a finance-level and a stop loss-level. If the underlying share price drops below the stop loss-level, the turbo long is terminated. The investor then receives the value of the difference between the finance-level and the level on which the counterparty, in this case BNP Paribas, can close the turbo. Take for example a turbo with a stop loss-level of 10 and a finance-level of 8. When the underlying share price drops below 10, which is the stop loss-level, the buyer will still receive the amount 10-8=2. However, when the shareprice would suddenly drop to 8 or below, the buyer will receive nothing and the total investment is lost. In most cases however, the turbo would be terminated at the stop loss-level, and the buyer receives the amount of the difference between the finance-level and the stop loss-level. The actual amount will be determined by BNP.

Anthony Clarke
Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: March 11, 2021	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary